EXHIBIT 23.2

Consent of Independent Auditors

The Board of Directors

Owens & Minor, Inc.:

We consent to incorporation by reference in the registration statement on Form S-8 of Owens & Minor, Inc. of our report dated January 29, 2003, except as to note 20, which is as of February 24, 2003, relating to the consolidated balance sheets of Owens & Minor, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2002, which report is included in the December 31, 2002 annual report on Form 10-K of Owens & Minor, Inc. and subsidiaries, incorporated by reference into the registration statement.

Our report covering the consolidated financial statements refers to a change in accounting for goodwill and other intangible assets which was effective January 1, 2002.

/s/    KPMG LLP

Richmond, Virginia

June 20, 2003